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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
FAM Distributors, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Scudders Mill Road
(No. and Street)

Plainsboro	New Jersey	08536
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Maguire (609) 282 - 1285
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

PROCESSED
AUG 2 5 2006
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 1 8 2006
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

AFFIRMATION

I, Stephen W. Mandella, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to FAM Distributors, Inc. (the "Company") for the year ended December 30, 2005, are true and correct. I further affirm that neither the Company nor any partner or officer has any proprietary interest in any account classified solely as that of a customer.



Signature

Treasurer

Title


State of New York } S.S.
County of New York

Sworn before me this 27th day
of February, 2006:

Notary Public

CATHY BOUCHARD WONG
NOTARY PUBLIC, State of New York
No. 01BO4937274
Quali[illegible] in New York County
Commission Expires 7/11/2006

TOTAL P.03

FAM DISTRIBUTORS, INC.
(S.E.C. I.D. No. 8-14663)



BALANCE SHEET
AS OF DECEMBER 30, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

FAM Distributors, Inc.

We have audited the accompanying Balance Sheet of FAM Distributors, Inc. (the "Company") as of December 30, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FAM Distributors, Inc. at December 30, 2005, in conformity with accounting principles generally accepted in the United States of America.



February 27, 2006

FAM DISTRIBUTORS, INC.

BALANCE SHEET
DECEMBER 30, 2005

ASSETS

CASH AND CASH EQUIVALENTS, including marketable securities of $841,392	$ 912,080
INVESTMENTS IN AFFILIATED INVESTMENT COMPANIES—At fair value (cost $271,522)	353,540
TOTAL	$1,265,620

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to Affiliate	$ 887,479
STOCKHOLDER'S EQUITY:	
Common stock, par value—$1.00 per share, authorized 1,000 shares; 100 shares issued and outstanding	100
Additional paid-in capital	310,900
Retained earnings	67,141
Total stockholder's equity	378,141
TOTAL	$1,265,620

See notes to balance sheet.

FAM DISTRIBUTORS, INC.

NOTES TO BALANCE SHEET
YEAR ENDED DECEMBER 30, 2005

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—FAM Distributors, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission, a participant with the National Securities Clearing Corp. and a member of the National Association of Securities Dealers. The Company is a wholly owned subsidiary of Merrill Lynch Group, Inc. which is a wholly owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co." or the "Parent"). The Company acts as the distributor for the sale of shares of certain affiliated investment companies.

Cash and Cash Equivalents—For purposes of reporting cash flows, cash and cash equivalents include highly liquid marketable securities with an original maturity of three months or less. The majority of the Company's cash is held in a U.S. Treasury Bill. Cash And Cash Equivalents are carried at cost which approximates fair value.

Investments in Affiliated Investment Companies—The Company maintains investments in certain affiliated investment companies (the "Funds"). Such investments are classified as trading securities and are carried at fair value. Fair market value is determined based upon published Net Asset Value as of the end of the reporting period and the changes in fair market value are recognized currently in earnings.

Income Taxes —The results of operations of the Company are included in the consolidated U.S. Federal and certain unitary or consolidated U.S. state income tax returns of the Parent. The Company does file certain states' income tax returns on a stand-alone basis. Pursuant to a contract with Merrill Lynch Investment Managers, L.P. ("MLIM"), MLIM absorbs all tax liabilities incurred. Accordingly, any liability or benefit would be included in the contractual reimbursement from an affiliated entity (see Note 2).

The Parent uses the asset and liability method in providing income taxes on all transactions that have been recognized in the financial statements. The asset and liability method provides that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in earnings in the period such changes are enacted. Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. These temporary differences result in taxable or deductible amounts in future years.

Use of Estimates—The preparation of the balance sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

2. TRANSACTIONS WITH AFFILIATES

The Company has a contract with MLIM, the investment adviser to the affiliated investment companies, which provides that the Company be reimbursed (charged) to the extent its expenses are greater (less) than revenues, including all tax liabilities incurred such as but not limited to income tax, franchise tax, and capital tax. For the year ended December 30, 2005, expenses exceeded revenues, which resulted in a contractual reimbursement from MLIM of $21,001,002. In performing services under the terms of the distribution agreements with affiliated investment companies, MLIM provided the use of employees, use of fixed assets and incurred occupancy and other operating expenses for various services on behalf of the Company during the year. The contractual reimbursement agreement with MLIM is expected to continue indefinitely. During the year ended December 30, 2005, MLIM incurred certain technology development and maintenance support related costs and allocated to the Company its portion of such expenses, aggregating $2,741,806.

Certain Funds have adopted a plan of distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "Plan") pursuant to which the Company receives a fee from the Funds for the services provided and expenses borne by the Company under its distribution agreement. As authorized by the Plan, the Company has entered into an agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") to provide these distribution related services to the Funds. During the year ended December 30, 2005, the Company reimbursed MLPF&S $214,570,581, representing an amount equal to fees received from the Funds. As of December 30, 2005, there were no outstanding fees due from the Funds or due to MLPF&S.

3. TRANSACTIONS WITH NON AFFILIATED BROKER DEALERS

The Company incurs certain expenses related to mutual funds distributed by non affiliated broker dealers. For the year ended December 30, 2005 this expense totaled $5,088,000.

4. EMPLOYEE BENEFIT PLANS

The Company provides retirement benefits to its employees through defined contribution plans sponsored by ML&Co. The significant plans consist of the Retirement Accumulation Plan ("RAP"), the Employee Stock Ownership Plan ("ESOP"), and the 401(k) Savings & Investment Plan, all of which cover substantially all U.S. employees of the Parent who have met specified age and service requirements.

ML&Co. established the RAP and the ESOP, collectively known as the "Retirement Program," for the benefit of employees with one year of service. A separate retirement account is maintained for each participant.

ML&Co. purchased a group annuity contract to guarantee the payment of benefits vested under a defined benefit plan terminated in accordance with the applicable provisions of the Employee Retirement Income Security Act of 1974.

As of December 30, 2005, employee compensation and benefits included $399,401 related to the Parent sponsored employee benefit plans.

5. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 30, 2005, the Company's ratio of aggregate indebtedness to net capital was 2.89 to 1. The Company's net capital was $ 306,617, and the required net capital was $59,165.

6. CONTINGENCIES

The Company and certain affiliated companies are parties to certain lawsuits arising from the normal conduct of their business. The Company's potential liability, if any, as a result of this contingency is not reasonably probable or estimable. As of December 30, 2005, the Company has not made any provision for any contingency in the accompanying balance sheet. While the ultimate result of the lawsuits against the Company and its affiliates cannot be predicted with certainty, the effect could be material. Under the terms of a contractual agreement, any losses incurred would be ultimately borne by MLIM.

7. SUBSEQUENT EVENTS

On February 15, 2006, ML & Co. announced that it has signed a definitive agreement under which it would transfer MLIM's investment management business, along with the Company, to BlackRock, Inc. ("BlackRock") in exchange for a 49.8% interest in the combined BlackRock firm, including a 45% voting interest. This transaction is expected to close during the third quarter of 2006.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2006

FAM Distributors, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey 08536

In planning and performing our audit of the financial statements of FAM Distributors, Inc. (the "Company") for the year ended December 30, 2005 (on which we issued our report dated February 27, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 30, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

